UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form N-8F
    Application for Deregistration of Certain Registered Investment Companies


I.   General Identifying Information

1. Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

     [ ]  Merger

     [X]  Liquidation

     [ ]  Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Smith Barney Telecommunications Income Fund

3.   Securities and Exchange Commission File No.: 811-3763

4.   Is this an initial Form N-8F or an amendment to previously filed Form N-8F?

     [X]  Initial Application           [ ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     125 Broad Street, New York, New York 10004


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6.   Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Aaron D. Wasserman
     Willkie Farr & Gallagher LLP
     787 Seventh Avenue
     New York, New York 10019-6099
     (212) 728-8622

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     Kaprel Ozsolak
     Smith Barney Fund Management LLC
     125 Broad Street
     11th Floor
     New York, New York 10004
     (212) 291-2668

     Richard Bourgelas
     State Street Corporation
     2 Avenue De Lafayette
     6th Floor
     Boston, Massachusetts 02111
     (617) 662-1075

     Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X]  Management Company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end                      [ ]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Massachusetts


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11.  Provide the name and address of each investment adviser of the fund
     (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Smith Barney Fund Management LLC
     399 Park Avenue
     4th Floor
     New York, New York 10022

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Not Applicable

13.  If the fund is a unit investment trust ("UIT") provide: Not Applicable

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes       [X]  No

     If Yes, for each UIT state:
          Name(s):

          File No.: 811-______

          Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes       [ ]  No

          If Yes, state the date on which board vote took place:
          October 23, 2003

          If No, explain:


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     (b)  Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes       [ ]  No

          If Yes, state the date on which the shareholder vote took place:
          February 26, 2004

          If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [X]  Yes       [ ]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:
          March 12, 2004. The Fund paid the entire distribution of $12.39 per share on March 12, 2004.

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes       [ ]  No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]  Yes       [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [ ]  Yes       [X]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the fund issued senior securities?

     [ ]  Yes       [ ]  No

          If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:


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18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]  Yes       [ ]  No

          Subject to the Fund's reservation of cash (held by the Fund's custodian, State Street Bank & Trust Co.) to pay expenses of liquidation and other accrued expenses, all other assets of the Fund have been distributed to its shareholders.

     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]  Yes       [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [X]  Yes       [ ]  No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

          Cash (reserved for liabilities): $13,766

     (b)  Why has the fund retained the remaining assets?

          For the payment of accrued expenses.

     (c)  Will the remaining assets be invested in securities?

          [ ]  Yes       [X]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [X]  Yes       [ ]  No


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     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

          (i)   Audit Expenses:                                    $ 4,400

          (ii)  Legal Expenses:                                    $ 8,863

          (iii) Miscellaneous:                                     $   503

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

          These debts and other liabilities will be paid out of the assets reserved, as indicated above.

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)   Legal expenses:                                    $48,446

          (ii)  Accounting expenses:                               $   450

          (iii) Other expenses (list and identify separately):     $22,043

                                       Printing                    $18,220

                                       Proxy Solicitation          $ 3,823

          (iv)  Total expenses (sum of lines (i)-(iii) above):     $70,939

     (b)  How were those expenses allocated?

          All expenses, other than the accounting fees, were borne by the Advisor. Accounting expenses were borne by the Fund.

     (c)  Who paid those expenses?

          All expenses, other than the accounting fees, were borne by the Advisor. Accounting expenses were borne by the Fund.

     (d)  How did the fund pay for unamortized expenses (if any)?

          Not Applicable


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23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes       [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [X]  Yes       [ ]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

     The Fund and other funds advised by Smith Barney Fund Management LLC and Salomon Brothers Asset Management Inc. (the "Advisers") have been named as defendants in four purported class action lawsuits. The complaints primarily involve actions allegedly taken by the Advisers and the funds' distributor, Citigroup Global Markets Inc. (the "Distributor"). In summary, the complaints allege, among other things, that the Distributor created various undisclosed incentives for its brokers to sell Smith Barney and Salomon Brothers funds, that the Advisers caused the funds to pay excessive brokerage commissions to the Distributor for steering clients towards proprietary funds and that the defendants breached their fiduciary duty to the funds by improperly charging Rule 12b-1 fees and by drawing on fund assets to make undisclosed payments of soft dollars and excessive brokerage commissions.

     The complaints seek injunctive relief and compensatory and punitive damages, rescission of the funds' contracts with the Advisers, recovery of all fees paid to the Advisers pursuant to such contracts and an award of attorneys' fees and litigation expenses. Neither Citigroup Asset Management nor the funds believe that any of the pending actions will have a material adverse effect on the funds or the ability of the Distributor or the Advisers to perform under their respective contracts with the funds.

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes       [X]  No

     If Yes, describe the nature and extent of those activities:

VI.      Mergers Only


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26.  (a)  State the name of the fund surviving the Merger:

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement had not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Smith Barney Telecommunications Income Fund, (ii) he is the Chairman and Chief Executive Officer of the Smith Barney Telecommunications Income Fund and
(iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                        /s/ R. Jay Gerken
                                        ------------------------------
                                        Name:   R. Jay Gerken
                                        Title:  Chairman, President,
                                                Chief Executive Officer